Calise Y. Cheng
T: + 650 843 5172
ccheng@cooley.com

March 10, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Attn:     Amy Geddes
Doug Jones
Taylor Beech
Erin Jaskot

Re:	Coupang, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 9, 2021
File No. 333-253030

Ladies and Gentlemen:

On behalf of Coupang, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by teleconference on March 9, 2021 with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed on March 9, 2021 (the “Registration Statement”).

Attached are the Company’s proposed changes to the Registration Statement to address the Comments, which changes will be reflected in the Company’s final prospectus to be filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

* * *

Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

March 10, 2021

Sincerely,
/s/ Calise Y. Cheng
Calise Y. Cheng

cc:       Bom Suk Kim, Coupang, Inc.
Gaurav Anand, Coupang, Inc.
Eric C. Jensen, Cooley LLP
Natalie Y. Karam, Cooley LLP
Tad J. Freese, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP
Sarah Axtell, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

Table of Contents

Use of proceeds	We estimate that our net proceeds from the sale of our Class A common stock that we are offering will be approximately $3.2 billion, assuming an initial public offering price of $33.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services, or technologies, although we do not currently have any plans or commitments for any material acquisitions or investments. We will not receive any of the proceeds from the sale of shares of our Class A common stock
Risk factors	See the section titled "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock
Lock-up agreements	We have entered into lock-up agreements with our executive officers, directors, and certain holders of our Class A common stock that restrict them from transferring shares of our Class A common stock for up to 180 days subject to a number of early release provisions beginning shortly after the pricing of this offering. See the section titled "Shares Eligible for Future Sale—Lock-up Agreements" for a further
Proposed New York Stock Exchange trading symbol	"CPNG"

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on (i) 1,260,155,178 shares of Class A common stock and 174,802,990 shares of Class B common stock, in each case, assuming the Corporate Conversion and, in connection therewith, the automatic conversion of (a) all of our outstanding common units, profits interests, and convertible preferred units (other than those profits interests and convertible preferred units held by Bom Suk Kim) into an equal number of Class A common stock, with respect to such common units and convertible preferred units, and 22,114,201 shares of Class A common stock, with respect to such profits interests, and (b) all of our profits interests and convertible preferred units held by Mr. Kim into an equal number of shares of our Class B common stock, in each case, outstanding as of December 31, 2020, (ii) the issuance of 171,755,974 shares of our Class A common stock upon the closing of this offering and the automatic conversion of the principal and interest under the convertible notes issued in our 2018 convertible note financing (the "2018 Convertible Notes") (such number of shares is estimated based on the anticipated number of shares of capital stock to be outstanding on the date of issuance), and (iii) the conversion of 1,200,000 shares of Class B common stock into an equal number of shares of Class A common stock in connection with the sale of such shares by Mr. Kim in this offering, and excludes:

12

Table of Contents

	As of December 31, 2020		
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
		(in thousands)	
Consolidated Balance Sheet Data:			
Cash and cash equivalents	$ 1,251,455	$ 1,251,455	$ 4,448,855
Total assets	5,067,332	5,067,332	8,264,732
Working capital deficit(3)	(891,996)	(891,996)	2,305,404
Long-term debt	353,342	353,342	353,342
Convertible notes	589,851	—	—
Total liabilities	5,670,583	5,080,732	5,080,732
Redeemable convertible preferred units	3,465,611	—	—
Common units	54,950	—	—
Class A common stock	—	143	153
Class B common stock	—	17	17
Additional paid-in capital	25,036	4,196,411	7,393,801
Accumulated deficit	(4,117,755)	(4,178,878)	(4,178,878)
Total members'/stockholders' (deficit) equity	$ (4,068,862)	$ (13,400)	$ 3,184,000

(1) The pro forma consolidated balance sheet gives effect to (i) 1,258,955,178 shares of Class A common stock outstanding after giving effect to the Corporate Conversion, which reflects the automatic conversion of (a) 1,196,605,432 convertible preferred units and (b) 62,678,765 common units (which includes 22,443,220 profits interests), in each case, into an equal number of shares of Class A common stock, except with respect to a conversion adjustment which reduces the outstanding common units designated as profits interests by 329,019 common units, and excluding any such convertible preferred units and common units (including any profits interests) held by Mr. Kim; (ii) the conversion of 8,426,655 outstanding restricted equity units ("REUs") into an equal number of shares of Class A common stock (for which the service-based vesting condition was satisfied and the qualifying performance-based liquidity event vesting condition will be satisfied upon completion of this offering), which results in a corresponding equity-based compensation expense of $41.0 million (which is reflected as an increase in the additional paid-in capital and accumulated deficit balances on a pro forma basis), however, the shares will settle upon the earlier of (a) six months following the completion of this offering, (b) the release of the shares from sale restrictions as set forth in the section titled "Shares Eligible For Future Sale—Lock-Up Agreements," or (c) March 15 of the calendar year following the completion of this offering); (iii) the issuance of 171,755,974 shares of our Class A common stock upon the closing of this offering and the automatic conversion of the principal and accrued interest under the convertible notes issued in our 2018 convertible note financing (the "2018 Convertible Notes") (such number of shares is estimated based on the anticipated number of shares of capital stock to be outstanding on the date of issuance), which results in a corresponding additional expected interest expense of $20.1 million for the period from December 31, 2020 through the date of issuance (which is reflected as an increase in the additional paid-in capital and accumulated deficit balances on a pro forma basis); and (iv) 176,002,990 shares of Class B common stock outstanding after giving effect to the Corporate Conversion, which reflects the automatic conversion of (a) 132,859,550 convertible preferred units held by Mr. Kim and (b) 43,143,440 common units (all of which are designated as profits interests) held by Mr. Kim, in each case, into an equal number of shares of Class B common stock.

(2) The pro forma as adjusted consolidated balance sheet gives effect to (i) the pro forma adjustments set forth above, (ii) our issuance and sale of 100,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $33.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, resulting in net proceeds to us of $3.2 billion, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, and (iii) the conversion of 1,200,000 shares of Class B common stock into an equal number of shares of Class A common stock in connection with the sale of such shares by Mr.

16

Table of Contents

the pro forma as adjusted amount of each of cash, total members'/stockholders' (deficit) equity, and total capitalization by approximately $103.4 million and $(97.3) million, respectively, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us at the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total members'/stockholders' (deficit) equity, and total capitalization by approximately $32.3 million, assuming the assumed initial public offering price of $33.00 per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from any sale of shares of our Class A common stock in this offering by the selling stockholders; accordingly, there is no impact upon the as adjusted capitalization for such shares.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on (i) 1,260,155,178 shares of Class A common stock and 174,802,990 shares of Class B common stock, in each case, assuming the Corporate Conversion and, in connection therewith, the automatic conversion of (a) all of our outstanding common units, profits interests, and convertible preferred units (other than those profits interests and convertible preferred units held by Bom Suk Kim) into an equal number of Class A common stock, with respect to such common units and convertible preferred units, and 22,114,201 shares of Class A common stock, with respect to such profits interests, and (b) all of our profits interests and convertible preferred units held by Mr. Kim into an equal number of shares of our Class B common stock, ~~and~~ (ii) the issuance of 171,755,974 shares of our Class A common stock upon the closing of this offering and the automatic conversion of the principal and interest under the convertible notes issued in our 2018 convertible note financing (the "2018 Convertible Notes") (such number of shares is estimated based on the anticipated number of shares of capital stock to be outstanding on the date of issuance), and (iii) the conversion of 1,200,000 shares of Class B common stock into an equal number of shares of Class A common stock in connection with the sale of such shares by Mr. Kim in this offering, and excludes:

- 65,703,982 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock issued under our Third Amended and Restated 2011 Equity Incentive Plan (the "2011 Plan") with a weighted-average exercise price of $1.95 per share;

- 20,765,071 shares of our Class A common stock issuable upon the vesting and settlement of REUs outstanding under our 2011 Plan; and

- 215,103,732 shares of our Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan (the "2021 Plan"), including 137,103,680 new shares plus the number of shares (not to exceed 78,000,052 shares) (i) that remain available for grant of future awards under our 2011 Plan, which shares will be added to the shares reserved under our 2021 Plan and will cease to be available for issuance under our 2011 Plan at the time our 2021 Plan becomes effective and (ii) any shares underlying outstanding stock awards granted under our 2011 Plan that expire, or are forfeited, cancelled, withheld, or reacquired, as well as any annual automatic increases in the number of shares of Class A common stock reserved for future issuance under our 2021 Plan.

Upon the execution and delivery of the underwriting agreement related to this offering, any remaining shares available for issuance under our 2011 Plan will become reserved for future issuance as Class A common stock under our 2021 Plan, and we will cease granting awards under our 2011 Plan.

Our 2021 Plan provides for annual automatic increases in the number of shares reserved thereunder.

85

Table of Contents

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering after giving effect to the Corporate Conversion.

Our historical net tangible book value as of December 31, 2020 was $(621.6) million, or $(5.87) per common unit. Historical net tangible book value per unit is determined by dividing our total tangible assets less our total liabilities ~~less our convertible preferred units~~ by the number of our common units.

Our pro forma net tangible book value as of December 31, 2020 was $(31.7) million, or $(0.02) per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our Class A common stock outstanding as of December 31, 2020, after giving effect to (i) the Corporate Conversion, which reflects the automatic conversion of (a) 1,196,605,432 convertible preferred units and (b) 62,678,765 common units (which includes 22,443,220 profits interests), in each case, into an equal number of shares of Class A common stock, except with respect to a conversion adjustment which reduces the outstanding common units designated as profits interests by 329,019 common units, and excluding any such convertible preferred units and common units (including any profits interests) held by Mr. Kim; (ii) the conversion of 8,426,655 outstanding restricted equity units ("REUs") into an equal number of shares of Class A common stock (for which the service-based vesting condition was satisfied and the qualifying performance-based liquidity event vesting condition will be satisfied upon completion of this offering), which results in a corresponding equity-based compensation expense of $41.0 million (which is reflected as an increase in the additional paid-in capital and accumulated deficit balances on a pro forma basis), however, the shares will settle upon the earlier of (a) six months following the completion of this offering, (b) the release of the shares from sale restrictions as set forth in the section titled "Shares Eligible For Future Sale—Lock-Up Agreements," or (c) March 15 of the calendar year following the completion of this offering); (iii) the issuance of 171,755,974 shares of our Class A common stock upon the closing of this offering and the automatic conversion of the principal and accrued interest under the convertible notes issued in our 2018 convertible note financing (the "2018 Convertible Notes") (such number of shares is estimated based on the anticipated number of shares of capital stock to be outstanding on the date of issuance), which results in a corresponding additional expected interest expense of $20.1 million for the period from December 31, 2020 through the date of issuance (which is reflected as an increase in the additional paid-in capital and accumulated deficit balances on a pro forma basis); and (iv) 176,002,990 shares of Class B common stock outstanding after giving effect to the Corporate Conversion, which reflects the automatic conversion of (a) 132,859,550 convertible preferred units held by Mr. Kim and (b) 43,143,440 common units (all of which are designated as profits interests) held by Mr. Kim, in each case, into an equal number of shares of Class B common stock.

After giving further effect to the sale of 100,000,000 shares of Class A common stock that we are offering at an assumed initial public offering price of $33.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been approximately $3.2 billion, or approximately $1.85 per share. This amount represents an immediate increase in pro forma net tangible book value of $1.87 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $31.15 per share to new investors purchasing shares of Class A common stock in this offering.

86

Table of Contents

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 1,595,140,797 shares, or 93% of the total number of shares outstanding following the completion of this offering, and will increase the number of shares held by new investors to 120,000,000 shares, or 7% of the total number of shares outstanding following the completion of this offering.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on (i) 1,260,155,178 shares of Class A common stock and 174,802,990 shares of Class B common stock, in each case, assuming the Corporate Conversion and, in connection therewith, the automatic conversion of (a) all of our outstanding common units, profits interests, and convertible preferred units (other than those profits interests and convertible preferred units held by Bom Suk Kim) into an equal number of Class A common stock, with respect to such common units and convertible preferred units, and 22,114,201 shares of Class A common stock, with respect to such profits interests, and (b) all of our profits interests and convertible preferred units held by Mr. Kim into an equal number of shares of our Class B common stock, ~~and~~ (ii) the issuance of 171,755,974 shares of our Class A common stock upon the closing of this offering and the automatic conversion of the principal and interest under the convertible notes issued in our 2018 convertible note financing (the "2018 Convertible Notes") (such number of shares is estimated based on the anticipated number of shares of capital stock to be outstanding on the date of issuance), and (iii) the conversion of 1,200,000 shares of Class B common stock into an equal number of shares of Class A common stock in connection with the sale of such shares by Mr. Kim in this offering, and excludes:

- 65,703,982 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock issued under our Third Amended and Restated 2011 Equity Incentive Plan (the "2011 Plan"), with a weighted-average exercise price of $1.95 per share;

- 20,765,071 shares of our Class A common stock issuable upon the vesting and settlement of REUs outstanding under our 2011 Plan; and

- 215,103,732 shares of our Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan (the "2021 Plan"), including 137,103,680 new shares plus the number of shares (not to exceed 78,000,052 shares) (i) that remain available for grant of future awards under our 2011 Plan, which shares will be added to the shares reserved under our 2021 Plan and will cease to be available for issuance under our 2011 Plan at the time our 2021 Plan becomes effective and (ii) any shares underlying outstanding stock awards granted under our 2011 Plan that expire, or are forfeited, cancelled, withheld, or reacquired, as well as any annual automatic increases in the number of shares of Class A common stock reserved for future issuance under our 2021 Plan.

To the extent any outstanding options are exercised or outstanding restricted stock units ("RSUs") are settled, new equity awards (including options or RSUs) are issued under our equity incentive plan or new profits interests are issued under our profits interest plan, or we issue additional capital stock or convertible debt securities in the future, there will be further dilution to investors participating in this offering. If all of such outstanding vested options had been exercised as of December 31, 2020, the pro forma as adjusted net tangible book value per share after this offering would be $1.85, and total decrease in dilution per share to new investors would be $0.01. If all of such outstanding vested REUs had been settled as of December 31, 2020, the pro forma as adjusted net tangible book value per share after this offering would be $1.82, and total dilution per share to new investors would be $0.02. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient

88